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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 04/01/2025 (MM/DD/YY) AND ENDING 03/31/2026 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Supervision Partners, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

641 Lexington Ave, 17th Floor
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Gregory Lee Florio (Name) 212-257-5783 (Area Code – Telephone Number) gflorio@supervisionpartners.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

YSL & Associates LLC
(Name – if individual, state last, first, and middle name)

11 Broadway, STE 700 (Address) New York (City) NY (State) 10004 (Zip Code)

June 6, 2006 (Date of Registration with PCAOB)(if applicable) 2699 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>Gregory Fee Florio</u>, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>Supervision Partners, LLC</u>, as of <u>3/31</u>, 2 <u>026</u>, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

_____

Title: _____
CEO

_____
Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



SuperVision Partners LLC

Report on Audit of Financial Statement

as of March 31, 2026

**Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.**

SuperVision Partners LLC

Table of Contents
as of March 31, 2026

YSL & Associates LLC
Certified Public Accountants | Member of Parker Russell International
11 Broadway, Suite 700, New York, NY 10004 Tel: (212) 232-0122 Fax: (646) 218-4682

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
SuperVision Partners LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of SuperVision Partners LLC (the "Company") as of March 31, 2026, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of March 31, 2026, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

YSL & Associates LLC

We have served as SuperVision Partners LLC's auditor since 2020.

New York, NY

June 29, 2026

Statement of Financial Condition
March 31, 2026

ASSETS

Cash	$	161,258
Investments in warrants, at fair value		69,683
Prepaid expenses and other assets		13,660
TOTAL ASSETS	$	244,601

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:

Accounts payable and accrued expenses	$	17,862
TOTAL LIABILITIES		17,862
MEMBERS' EQUITY		226,739
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	244,601

See Notes to Accompanying Financial Statement

Notes to Financial Statement
March 31, 2026

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

SuperVision Partners LLC (the "Company") is a Limited Liability Company that was formed in New York on November 25, 2015. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC"), the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC") as of June 17, 2020. The firm engages in the private placement of securities, and commission sharing arrangements. The Company was approved to act as chaperone of foreign broker-dealers pursuant to Rule 15a-6 (limited to the private placements of securities), however, no business has been conducted in this area to date.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accompanying financial statement has been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates
The preparation of the financial statement and related disclosures in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statement, and the reported amounts of income and expenses during the reporting period. Accordingly, actual results could differ from those estimates and such differences could be material.

Accounts Receivable
The Company carries its accounts receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts based on history of past write-offs and collections and current credit conditions. There was no allowance for doubtful accounts as of March 31, 2026.

Allowance for Credit Losses

The Company follows ASC Topic 326 Financial Instruments - Credit Losses ("ASC 326"). The Company identified no accounts receivable as impacted by the guidance. An allowance for credit losses may be based on the Company's expectation of the collectability of its receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with its receivables is not significant. Accordingly, the Company has not provided an allowance for credit losses at March 31, 2026.

Revenue Recognition

The Company has adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). ASC Topic 606 requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expense, leasing and insurance contracts.

Notes to Financial Statement
March 31, 2026

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Private placement fees

The Company engages in private placement of securities. Revenues are earned from two aspects of their contracts. One source of revenue is ongoing management fees earned quarterly based on assets under management at the fund. The other way the Company can earn fees is upon the successful placement of funds. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. During the year, $747,719 was recognized at a point in time and $597,664 was recognized over time.

Significant Judgment

Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Receivables and Contract Balances

Receivables arise when the Company has an unconditional right to receive payment under a contract with a customer and are derecognized when the cash is received. The Company had $2,500 in outstanding receivables at April 1, 2025 and $0 at March 31, 2026.

Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e., unbilled receivable) and are derecognized when either it becomes a receivable or the cash is received. The Company had no contract assets at April 1, 2025 and March 31, 2026.

Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied. The Company had no contract liabilities at April 1, 2025 and March 31, 2026.

Income Taxes

The Company is a limited liability company that is deemed to be a partnership for income tax purposes. The taxable income or loss of the Company is allocated to its members. The Company is subject to the New York City Unincorporated Business Tax ("UBT"). For the year ended March 31, 2026, the Company incurred UBT expense of $8,000, which is included in income tax expense.

The Company accounts for uncertainties in income taxes under the provisions of FASB ASC 740-10-05, "Accounting for Uncertainty in Income Taxes." The ASC clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. The ASC prescribes a recognition threshold and measurement approach for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The ASC provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. At March 31, 2026, the Company had no material unrecognized tax and no uncertain tax positions.

Notes to Financial Statement
March 31, 2026

NOTE 3 – CONCENTRATION OF RISK

Cash
The Company maintains principally all cash balances in one financial institution which, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation. The exposure to the Company is solely dependent upon daily bank balances and the strength of the financial institution. The Company has not incurred any losses on this account.

Revenue and Accounts Receivable
During the year ended March 31, 2026, the Company received private placement fees of $1,345,383. Two clients accounted for approximately 79% of the Company's total revenue.

NOTE 4 - INDEMNIFICATIONS

In the normal course of its business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statement for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statement for these indemnifications.

NOTE 5 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on March 31, 2026, the Company had net capital of $143,396 which was $138,396 in excess of its required net capital of $5,000; and the Company's percentage of aggregate indebtedness to net capital was approximately 12.46%.

NOTE 6 - RELATED-PARTY TRANSACTION

The Company has a services, space sharing and expense agreement with an Affiliate.

Under the agreement, the Affiliate agrees to provide the Company professional and support services, including but not limited to services in the areas of payroll support, telecommunications and information technology support.

Total expenses incurred by the Company under this agreement consisted of the following at March 31, 2026.

Compensations	$	20,160
Occupancy		10,836
Data and communications		5,004
	$	36,000

Notes to Financial Statement
March 31, 2026

NOTE 7 - SEGMENT REPORTING

The Company follows ASC 280, Segment Reporting (including adoption of ASU 2023-07), which requires companies to disclose segment data based on how management makes decisions about allocating resources to segments and evaluating performance.

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including investment banking, investment advisory, and venture capital businesses. The Company has identified the CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The Company derived 79% of its revenue from two external customers for the year ended March 31, 2026.

NOTE 8 - INVESTMENTS IN WARRANTS AND FAIR VALUE MEASUREMENTS

In connection with investment banking and private placement transactions, the Company received warrants to purchase equity securities of client companies as partial compensation for services rendered. The warrants were recorded at fair value on the grant date, with the corresponding amount recognized as private placement fees.

Under the Company's compensation arrangements, a portion of the warrants received was allocated to registered representatives, who are entitled to the related economic benefits. The Company holds such warrants solely as record holder on their behalf. Accordingly, only the Company's retained beneficial interest in the warrants is presented as an asset in the accompanying statement of financial condition.

For the year ended March 31, 2026, the Company received warrants with an aggregate fair value of $236,719, of which $165,704 was allocated to registered representatives and $71,015 represented the Company's retained interest.

The Company accounts for these warrant instruments in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 820, Fair Value Measurement. ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and establishes a hierarchy for inputs used in measuring fair value.

The fair value hierarchy prioritizes the inputs used in valuation methodologies into the following levels:

Level 1 — Quoted prices in active markets for identical assets or liabilities.

Level 2 — Observable inputs other than quoted prices included in Level 1.

Level 3 — Unobservable inputs that are supported by little or no market activity and reflect management's assumptions about the input market participants would use in pricing the asset or liability.

The Company's investments in warrants are classified within Level 3 of the fair value hierarchy because the instruments relate primarily to securities of privately held companies for which observable market data is not readily available. The Company estimates fair value using the Black-Scholes option pricing model, which incorporates significant unobservable inputs including estimated fair value of the underlying securities, expected volatility, expected term, risk-free interest rates, and expected dividend yield.

Notes to Financial Statement
March 31, 2026

NOTE 8 - INVESTMENTS IN WARRANTS AND FAIR VALUE MEASUREMENTS (continued)

Changes in assumptions and estimates utilized in the valuation model could materially affect the estimated fair value of the warrants. Due to the inherent uncertainty associated with valuations of privately held company securities, the estimated fair values may differ materially from values that would have been realized had a ready market existed.

The following table summarizes the changes in Level 3 warrant assets for the year ended March 31, 2026:

Beginning balance	$	-
Warrants received as compensation (Company retained interest)	$	71,015
Change in fair value	$	(1,332)
Ending balance	$	**69,683**

For purposes of the Company's net capital computation under SEC Rule 15c3-1, certain warrant positions may be treated as non-allowable assets or subject to applicable regulatory haircuts.

NOTE 9 – SUBSEQUENT EVENTS

Management has evaluated the Company's events and transactions that occurred subsequent to March 31, 2026 through June 29, 2026, when the financial statement was issued.

Subsequent to March 31, 2026, the Company made the distribution of warrants that had been received in connection with investment banking activities to its parent company.